
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 1, 2012

<u>Via Facsimile</u>
Mr. Bernard Zimmerman
President and Chief Executive Officer
FCCC, Inc.
200 Connecticut Ave.
Norwalk, CT 06854

> RE: **FCCC, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 13, 2011**
> **File No. 1-08589**

Dear Mr. Zimmerman:

We have reviewed your response letter dated January 31, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Item 8A. Controls and Procedures, page 17</u>

1. We have reviewed the proposed disclosure contained in your letter dated January 31, 2012 and have no further comment. Please file the amendments to your Form 10-K for the year ended March 31, 2011 and your Forms 10-Q for the periods ended June 30, 2011 and September 30, 2011 requested in our comment letter dated January 12, 2012. In addition please revise the certifications under Exhibit 31 as requested.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief